02033631

PE 4-30-02

Commission file number: 0-23584

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Report for the Month of April 2002

XENOVA GROUP PLC
(Name of Registrant)

957 Buckingham Avenue
Slough
Berkshire
SL1 4NL
ENGLAND
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.)

The Report contains a copy of the following:

(1) News Release "Patient Dosing Begins in Phase IIa Dose Escalation Trial for Anti-Cocaine Addiction Vaccine TA-CD" dated 2nd April 2002

(2) News Release "Potential US$63m (£43.2m) Development and Licence Agreement with Genentech Inc for Novel Drugs in Immune Inflammatory Disease" dated 23rd April 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XENOVA GROUP PLC
(Registrant)

By:/s/ Daniel Abrams
Daniel Abrams
Group Finance Director

Dated: 30/4/02

Xenova

www.xenova.co.uk

News Release

FOR IMMEDIATE RELEASE

Xenova Group plc
Patient Dosing Begins in Phase IIa Dose Escalation Trial for Anti-Cocaine Addiction Vaccine TA-CD

Slough, UK, 2 April, 2002 – Xenova Group plc (Nasdaq NM: XNVA; London Stock Exchange: XEN) today announces that patient dosing has begun in a Phase IIa dose escalation trial for Xenova's therapeutic vaccine TA-CD, which is under development for the treatment of cocaine addiction. The open label trial is being conducted by Dr Thomas Kosten, Professor of Psychiatry, Yale University School of Medicine and is designed to evaluate the safety and immunogenicity of TA-CD using a 4 or 5 dose vaccination schedule.

This study is being funded in part by the US National Institute on Drug Abuse (NIDA). NIDA have also supported earlier clinical work as part of this programme.

The results of an earlier four-dose Phase IIa dose escalation study, which were reported in July 2001, found that TA-CD was well tolerated both systemically and locally, and was able to generate higher and earlier antibody titres than those seen in a Phase I trial using a three-dose vaccination schedule. Cocaine specific antibodies were found to persist throughout the 12 weeks of the study and an attenuation of the usual euphoric effects of cocaine was reported amongst five of the six patients who relapsed during the study, providing anecdotal evidence of the benefit TA-CD may provide.

The euphoria associated with cocaine abuse is believed to be due to blockade of dopamine uptake in the brain. TA-CD is designed to work by generating antibodies in the bloodstream, thus preventing cocaine from crossing from the bloodstream into the brain. Patients may therefore be expected to benefit from the support offered by TA-CD during sustained relapse prevention therapy that should continue for 6 to 18 months after stopping cocaine.

David Oxlade, Chief Executive Officer of Xenova, commented:

"TA-CD has shown considerable promise to date. With more than a million cocaine users in the US alone, there is a real need for an effective therapy to help habitual cocaine users to overcome their problems of drug abuse and addiction."

-ends-

(See attached Notes to Editors)

957 Buckingham Avenue, Slough, Berkshire, SL1 4NL, UK

Contacts:

UK:

Xenova Group plc
Tel: +44 (0)1753 706600
David A Oxlade, Chief Executive Officer

Daniel Abrams, Group Finance Director

Hilary Reid Evans, Corporate Communications

Financial Dynamics
Tel: +44 (0)207 831 3113
David Yates/FionaNoblet

US:

Trout Group/BMC Communications
Tel: 001 212 477 9007
Press: Brad Miles (Ext 17) Lauren Tortorete (Ext 20)
Investors: Jonathan Fassberg (Ext 16) Lee Stern (Ext 22)

Notes to Editors

Xenova Group plc's product pipeline focuses principally on the therapeutic areas of cancer and immune system disorders. Xenova currently has a broad pipeline of eight products in clinical development. Xenova's lead programme is a P-glycoprotein antagonist for the treatment of multi-drug resistance in cancer, known as tariquidar or XR9576. Tariquidar has completed a successful series of three Phase IIa clinical trials and is expected to enter Phase III clinical development in the first half of 2002. Tariquidar was partnered for the North American market with QLT Inc in August 2001. The Group has a well-established track record in the identification, development and partnering of innovative products and technologies and has partnerships with other major pharmaceutical companies including Lilly, Pfizer, Celltech and Millennium Pharmaceuticals.

For further information about Xenova and its products please visit the Xenova website at www.xenova.co.uk

Xenova

www.xenova.co.uk

News Release

FOR IMMEDIATE RELEASE

Xenova Group plc
Potential US$63m (£43.2m) Development and Licence Agreement with Genentech Inc for Novel Drugs in Immune Inflammatory Disease

Slough, UK, 23 April, 2002 – Xenova Group plc (Nasdaq NM: XNVA; London Stock Exchange: XEN) today announces that it has signed an exclusive development and licence agreement with South San Francisco-based Genentech Inc (NYSE: DNA) worth up to US$63m plus royalties. The agreement provides Genentech with worldwide rights to develop and market products primarily targeting disorders of the immune system based on Xenova's OX40 receptor protein and anti-OX40 Ligand antibody programmes.

Genentech will pay Xenova licence fees of up to US$5m (£3.4m) over the first year of the collaboration. In addition, Genentech will pay Xenova up to US$58m (£39.7m) in milestones assuming successful development and commercialisation of a product. Significant tiered royalties, depending on the level of sales, are also receivable by Xenova.

Genentech has also acquired an option, but not an obligation, to develop a second product. Should a second product be developed and commercialised, further milestone payments and royalties would apply.

Xenova will transfer to Genentech responsibility for the further development of the relevant programmes, including preclinical and clinical trials, all regulatory filings and the manufacture and sale of any products arising from the agreement worldwide. Genentech will fund all future development activities within the scope of the agreement.

Xenova retains for its proprietary development and commercialisation in oncology and other applications all rights to OX40 Ligand and stimulatory anti-OX40 antibodies. Xenova's OX40 platform technology is part of the portfolio of pre-clinical research programmes acquired through its merger with Cantab Pharmaceuticals plc in 2001.

OX40 is a platform technology capable of producing several therapeutic solutions. OX40 and OX40 Ligand are a pair of interacting cell-surface proteins which are important for the induction and regulation of immunity. The therapeutic potential of these cell-surface proteins lies in their ability to modulate the immune system. Modulation of the immune system has the potential to be of benefit in a wide range of diseases including inflammatory and autoimmune disease, infectious diseases and cancer. Xenova is the holder of exclusive licences to several patents relating to the OX40 platform.

David Oxlade, Chief Executive of Xenova, commented:

"We are delighted with this new agreement with Genentech, our third major partnership in the last 8 months. Genentech has a remarkable track record in successfully bringing innovative therapeutic solutions to market in this field. The OX40 mechanism has been shown to be a key component of the body's immune system and is an important new therapeutic target. This agreement highlights the enhanced commercial potential in

957 Buckingham Avenue, Slough, Berkshire, SL1 4NL, UK
Tel: +44 (0)1753 706600 Fax: +44 (0)1753 706607

Xenova's research portfolio since the merger with Cantab and realises both immediate and long term value for the company. It also clearly illustrates our strategy of seeking partnerships with major players who are capable of exploiting our science in applications which lie outside our main focus on cancer and immunotherapy."

-ends-

Contacts:
UK:
Xenova Group plc
Tel: +44 (0)1753 706600
David A Oxlade, Chief Executive Officer
Daniel Abrams, Group Finance Director
Hilary Reid Evans, Corporate Communications

US:
Trout Group/BMC Communications
Tel: 001 212 477 9007
Press: Brad Miles (Ext 17) Lauren Tortorete (Ext 20)
Investors: Jonathan Fassberg (Ext 16) Lee Stern (Ext 22)

Financial Dynamics
Tel: +44 (0)207 831 3113
David Yates/Fiona Noblet

Notes to Editors

OX40: OX40 Ligand - The OX40/OX40L receptor-ligand mechanism provides a platform technology which is capable of producing several drug candidates. OX40 and OX40L are a pair of interacting cell-surface proteins which act as co-stimulatory molecules in the initiation of the immune cascade. The therapeutic potential of these products lies in their ability to regulate the T-cell/antigen presenting cell interaction, thereby modulating immunological signals which are central to a wide range of disease processes, including autoimmune disease, cancer and infectious diseases.

Celltech Group plc and OX40 - Xenova has an existing OX40-related partnership with the UK-based Celltech Group plc, under the terms of which Celltech is developing an anti-OX40 antibody based product for the treatment of autoimmune disease. This application of the technology falls within Xenova's retained rights and is independent of Genentech's licence.

Xenova Group plc's product pipeline focuses principally on the therapeutic areas of cancer and immune system disorders. Xenova currently has a broad pipeline of eight programmes in clinical development. Xenova's lead programme is a P-glycoprotein antagonist for the treatment of multi-drug resistance in cancer, known as tariquidar or XR9576. Tariquidar has completed a successful series of three Phase IIa clinical trials and is expected to enter Phase III clinical development in mid 2002. Tariquidar was partnered for the North American market with QLT Inc in August 2001. The Group has a well-established track record in the identification, development and partnering of innovative products and technologies and has partnerships with other major pharmaceutical companies including Lilly, Pfizer, Celltech and Millennium Pharmaceuticals.

For further information about Xenova and its products please visit the Xenova website at www.xenova.co.uk